Exhibit 99.2

KORNIT DIGITAL LTD.

AMENDED PROXY FOR THE 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 19, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Avidan and Nitsan Deutsch, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Kornit Digital Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Monday, June 18, 2018, at the 2018 Annual General Meeting of Shareholders (the “Meeting”), which has been rescheduled and will be held at the executive offices of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, on Thursday, July 19, 2018 at 12:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Amended Notice of 2018 Annual General Meeting of Shareholders of the Company, dated June 12, 2018 (the “Amended Notice”), and in the original and supplemental Proxy Statements relating to the Meeting, dated May 21, 2018 and June 13, 2018, respectively (the “Proxy Statements”).

The undersigned acknowledges receipt of the Amended Notice, and the Proxy Statements, relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposals 2,  3 or 7), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 2, Proposal 3 or Proposal 7, the undersigned will be deemed to have not participated in the voting on such proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 2, Proposal 3 or Proposal 7 unless the undersigned indicates that (i) he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of Proposal 2, Proposal 3 or Proposal 7 by checking the box “FOR” Items 2A, 3A and 7A, respectively, on the reverse side, or (ii) he, she or it is a controlling shareholder or has a conflict of interest in the approval of Proposal 2, Proposal 3 or Proposal 7 by checking the box “AGAINST” Items 2A, 3A or 7A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KORNIT DIGITAL LTD.

July 19, 2018

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in envelope. ↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

		FOR	AGAINST	ABSTAIN

Important Instructions for Items 2A, 3A and 7A relating to Proposals 2, 3 and 7, respectively:

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 2, Proposal 3 or Proposal 7 unless you complete Items 2A, 3A or 7A, respectively.

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOXES MARKED “FOR” WITH RESPECT TO ITEMS 2A, 3A AND 7A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 2, PROPOSAL 3 OR PROPOSAL 7, RESPECTIVELY. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2, 3 or 7, you should check the box “AGAINST” on Item 2A, Item 3A or Item 7A (as appropriate).

1.	(a) To re-elect Mr. Yuval Cohen for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified.	☐	☐	☐
	(b) To re-elect Mr. Eli Blatt for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified.	☐	☐	☐
	(c) To re-elect Mr. Marc Lesnick for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified.	☐	☐	☐
2.	To re-elect Ms. Lauri Hanover as an external director of the Company, subject to and in accordance with the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law.	☐	☐	☐
2A.	By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statements) in the approval of Proposal 2. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.	☐	☐
3.	To elect Mr. Yehoshua (Shuki) Nir as an external director of the Company, subject to and in accordance with the provisions of the Companies Law.	☐	☐	☐
3A.	By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a conflict of interest in the approval of Proposal 3. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.	☐	☐
4.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2018 and until the Company’s 2019 annual general meeting of shareholders, and to authorize the Company’s board of directors to fix such accounting firm’s annual compensation.	☐	☐	☐
5.	To approve the terms of the annual cash compensation of the non-employee directors of the Company, as described in the original Proxy Statement.	☐	☐	☐
6.	To approve annual grants of restricted share units to each of the current and future non-employee directors of the Company, as described in the supplemental Proxy Statement.	☐	☐	☐
7.	To approve the terms of compensation of the Company’s new Chief Executive Officer, Mr. Ronen Samuel, as described in the supplemental Proxy Statement.	☐	☐	☐
7A.	By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Companies Law, as described in the Proxy Statements) and does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 2. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.